June 24, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina De Rosa

Re:

VolitionRX Limited

Post-Effective Amendment No. 1 to Form S-1 on Form S-3

Filed June 12, 2015

File No. 333-195213

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, VolitionRX Limited (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate of the effective date of the above-mentioned post-effective amendment on Form S-3, so that it may become effective at 4:30 p.m. Eastern Time on June 26, 2015, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter.

Very truly yours, VolitionRX Limited

By:	/s/ Cameron Reynolds
Cameron Reynolds President and Principal Executive Officer